Oncolytics Biotech® Establishes New At-The-Market Facility
SAN DIEGO, CA and CALGARY, AB, March 5, 2021 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that it has entered into an at-the-market (ATM) equity offering sales agreement with Canaccord Genuity LLC. The ATM allows the Company, at its sole discretion, to issue common shares from treasury, at prevailing market prices, with an aggregate gross sales amount of up to US$80 million. The company has no obligation to sell any shares pursuant to the ATM. The ATM provides Oncolytics the option to efficiently tap into the financial markets as needed to support ongoing business development activities and clinical trials, while bolstering management’s ability to negotiate potential business development agreements from a position of financial strength.
In connection with the ATM, Oncolytics has filed a Prospectus Supplement with the Alberta Securities Commission and with the United States Securities and Exchange Commission, which supplements Oncolytics’ Canadian short form base shelf prospectus dated June 12, 2020, and Oncolytics’ shelf registration statement on Form F-10 declared effective on June 15, 2020 by the United States Securities and Exchange Commission. Sales of the ATM offering will only be conducted in the United States through NASDAQ or another exchange at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.
A copy of the Prospectus Supplement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained upon request to Oncolytics’ Investor Relations Department using the contact information set out below. Before you invest, you should read the Prospectus Supplement and accompanying base shelf prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the ATM offering. Alternatively, a copy of the Prospectus Supplement and accompanying base shelf prospectus are available upon request by contacting Canaccord Genuity LLC Attention: Syndicate Department, 99 High Street, Suite 1200, Boston, MA 02110, Attn: Equity Syndicate Department, by telephone at (617) 371-3900 or by e-mail at prospectus@cgf.com.
About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies of pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic, the anticipated benefits of the ATM to Oncolytics; Oncolytics’ plans for additional studies; Oncolytics’ preparation for a phase 3 registration study in metastatic breast cancer; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Kirk Look Chief Financial Officer 403.670.7658 klook@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 917.679.9282 tim@lifesciadvisors.com